SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 1, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia press release dated September 5, 2012: New Nokia Lumia Range Delivers Latest PureView Camera Innovation, New Navigation Experiences and Wireless Charging on Windows Phone 8

Nokia Siemens Networks press statement dated September 3, 2012: Nokia Siemens Networks completes divestment of WiMAX business to NewNet

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PRESS RELEASE

September 5, 2012

New Nokia Lumia Range Delivers Latest PureView Camera Innovation, New Navigation Experiences and Wireless Charging on Windows Phone 8

Nokia Lumia 920 Captures Best Pictures and Video Ever Seen on a Smartphone.

Espoo, Finland and New York, USA – Nokia today announced the Nokia Lumia 920 and the Nokia Lumia 820, the first devices in Nokia’s Windows Phone 8 range.

The Nokia Lumia 920 is the flagship Windows Phone 8 smartphone, including the latest advances in Nokia PureView imaging innovation. Using advanced floating lens technology, the camera in the Nokia Lumia 920 is able to take in five times more light than competing smartphones without using flash, making it possible to capture clear, bright pictures and video indoors and at night. It also compensates for hand movement while the photo is being taken.

“Nokia PureView continues to deliver cutting-edge technology to make it possible for a smartphone camera to take the kind of images usually only seen on a standalone SLR camera,” said Jo Harlow, executive vice president of Nokia Smart Devices. “With the Nokia Lumia 920 we have made it possible to shoot pictures and video at home, outdoors, in a restaurant or even at night, and come out with professional-looking results.”

“We view imaging as a core area for differentiation in the smartphone space,” said Crawford Del Prete, Executive VP WW Products and Chief Research Officer, IDC. “Low light photography has been a weak point for smartphones. Nokia has addressed this with PureView to create real customer value. By applying its rich expertise in imaging Nokia has created a best of breed experience for everyday use.”

The Nokia Lumia 920 also comes with Nokia City Lens, the latest addition to the Nokia location suite. By pointing the camera at a city street, City Lens overlays information about restaurants, shops, hotels and more on the surfaces of buildings, for the most intuitive way to explore surroundings. Nokia City Lens is the start of a new augmented reality experience that also enhances Nokia Maps, making it possible to move between maps view and augmented reality view to help people check their direction and surroundings. Along with enhancements to Nokia Drive and Nokia Transport, the Nokia location suite of services represents the most comprehensive, integrated mapping experience of any smartphone.

The Nokia Lumia 920 also comes with Nokia’s largest ever battery (2000mAh) and, for the first time, built-in wireless charging for an easy, convenient way to get more out of every day.

The Nokia Lumia 820

The Nokia Lumia 820 is a stylish, mid-range smartphone that delivers high-end performance in a compact package.

While the Nokia Lumia 820 has the same unibody look and feel as the high end Lumia smartphones, it comes with an exchangeable shell design. Exchangeable shells not only make it possible to select from a range of colours, but also to add wireless charging. Beneath the shell is room to insert a micro SD memory card.

Powered by Windows Phone 8

Windows Phone 8 provides a more personal smartphone experience, with a start screen that can be more easily rearranged to reflect individual priorities and new animated Live Tiles for real-time updates on the things that matter most. The ability to sync content between Windows Phone 8 smartphones, Windows 8- based PCs and tablets or Xbox means files, music, pictures and video can be accessed in whichever way is most convenient. With Internet Explorer 10 for faster, safer browsing and Microsoft Office apps built into the platform, Windows Phone 8 is also the easiest way for getting things done.

Wireless charging partners

Nokia also announced a range of wireless charging accessories and partnerships. The Fatboy Rechargeable Pillow provides a fun way to recharge, while JBL introduced the JBL PowerUP, a wireless charging docking station with high quality audio in retro styling.

Deals with Virgin Atlantic to put wireless charging stations in the London Heathrow Clubhouse lounge and Coffee Bean & Tea Leaf to put charging plates on tables in some of their cafés, were the first of many deals Nokia intends to sign to take wireless charging outside the home and office.

Availability

The Nokia Lumia 920 comes in yellow, red, grey, white and black. The Nokia Lumia 820 comes in red, yellow, grey, cyan, purple, white and black.

Both phones will be available in pentaband LTE and HSPA+ variants and are expected to start shipping in select markets later in the year. Nokia will announce pricing and specific roll-out dates country by country when sales are due to begin.

Product speficiations:

	Nokia Lumia 920	Nokia Lumia 820
Display	4.5 inch Nokia PureMotion HD+ WXGA IPS LCD Super Sensitive touch Nokia ClearBlack with high brightness mode and Sunlight Readability Enhancements	4.3 inch ClearBlack OLED WVGA 800x480 Super Sensitive touch Nokia ClearBlack with high brightness mode and Sunlight Readability Enhancements
Battery	2000mAh with integrated Qi wireless charging	1650mAh with support for Qi wireless charging
Processor	1.5GHz Dual Core Snapdragon S4	1.5GHz Dual Core Snapdragon S4
Main camera	8.7MP with Nokia PureView advanced optical imaging stabilization and Carl Zeiss optics Full 1080p HD video capture at 30fps	8MP Auto Focus with Carl Zeiss optics Dual LED flash Full HD 1080p video capture at 30fps
Front facing camera	1.2MP with 720p HD video	VGA
Memory	1GB RAM 32GB mass memory with 7GB free SkyDrive storage	1GB RAM 8GB mass memory with microSD memory card support and 7GB free SkyDrive storage

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Check out the posts in Nokia Conversations

B-roll will be made available via satellite and ftp download.
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Information below on how to access the Reuters World Feed
(WNE – World News Express):

NTSC users
http://mediaexpress2.reuters.com
username: VNR_NTSC
password: Videonews1

PAL users
http://mediaexpress2.reuters.com
username: VNR_PAL
password: Videonews1

The material will also be made available for download at http://digitalnewsroom.nokia.com

© 2012, TM Nokia, Nokia Lumia, Nokia PureMotion, Nokia ClearBlack, Nokia PureView, Nokia City Lens, Nokia Maps, Nokia Drive, Nokia Transport. All rights reserved.

© 2012 Microsoft Corporation. All rights reserved. Microsoft, Windows and the Windows logo are trademarks of the Microsoft group of companies.

Third party product/names may be TM of respective owner.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced consumer demand for Nokia smartphones that operate on previous versions of the Windows Phone platform as consumers anticipate our launch and sales ramp-up of Nokia smartphones with newer versions of the Windows Phone platform available from Microsoft, specifically the new Windows Phone 8 operating system; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses; 6) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs in our Devices & Services business;  7) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 8) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 30) any disruption to information technology systems and networks that our operations rely on; 31) unfavorable outcome of litigations;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

Press statement

Espoo, Finland – September 3, 2012

Nokia Siemens Networks completes divestment of WiMAX business to NewNet

Nokia Siemens Networks has completed the final closing of the transaction to sell the former Motorola Solutions’ WiMAX business to NewNet Communication Technologies LLC, a wholly owned portfolio company of Los Angeles based private investment firm Skyview Capital LLC.

The initial closing took place on February 4, 2012, when the complete WiMAX product portfolio, approximately 175 employees, and related assets, as well as active customer and supplier contracts, all located outside of China, Hong Kong, Malaysia and Taiwan, transferred to NewNet.

In this final closing, the remaining WiMAX assets and approximately 10 employees in China, Hong Kong, Malaysia and Taiwan have transferred to NewNet.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Johanna Harjula

Media Relations

E-mail: johanna.harjula@nsn.com

Phone: +358 7140 17989

Press Office

E-mail: mediarelations@nsn.com

Phone: +358 7140 02869

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2012	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title:Vice President, Corporate Legal